UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Press Release
December 18, 2009

Pampa Energía declares an early dividend to compensate for the personal asset tax that it must pay for its shareholders for the fiscal period of 2009

Buenos Aires, December 18, 2009. Pampa Energía S.A. (NYSE: PAM; BASE: PAMP) (“Pampa” or the “Company”) announces today that, in order to preserve its equity value and to ensure equal treatment amongst its shareholders, Pampa´s Board of Directors has decided to implement, once again, a procedure that it believes is useful and efficient and that consist in declaring an early dividend against which it will compensate for the personal asset tax amounts that Pampa has to pay to the Argentine tax authority for the fiscal period of 2009, corresponding to its shareholders.

In accordance with the provisions of the Personal Asset Tax Law No. 23,966 Pampa is required to pay as substitute taxpayer the personal asset tax payable by all Company shareholders, as of the closing of December 31, 2009, who are subject to the tax.

Pampa has declared an early dividend of Ps. 18,314,331, or Ps. 0.012 per common share. As of the first working day of 2010, registered coupons will be issued representing this early dividend, with a payment date of March 26, 2010, date by which the definitive amount of the tax payment will be known. The coupons will have a trading restriction until the payment date to preserve the identity of the shareholders subject to the tax as well as the identity of the shareholders entitled to the dividend. Pampa's shares will thus trade ex coupon from the first working day of 2010.

On March 26, 2010, Pampa will pay the early dividend to the shareholders and will withhold the corresponding amount of personal asset tax from those shareholders who are subject to the tax. Argentine companies and holders of common shares from Switzerland, Chile and Spain are not subject to this tax (ADS holders are taxed in all cases).

For further information, contact:

Ricardo Torres - Chief Executive Officer
Mariano Batistella - Investor Relations
3302 Ortiz de Ocampo, Building #4
(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina
Phone: 5411 4809 9500
http://www.pampaenergia.com/ir
investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.